JER INVESTORS TRUST INC.

1650 Tysons Boulevard, Suite 1600

McLean, Virginia 22102

May 15, 2008

VIA EDGAR AND FACSIMILE

Mr. Michael McTiernan

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile: (202) 772-9209

Re:	JER Investors Trust Inc. Registration Statement No. 333-150610
on Form S-3 (the “Registration Statement”)

Dear Mr. McTiernan:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), on behalf of JER Investors Trust Inc., a Maryland corporation (the “Company”), I respectfully request that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at noon, New York time, on Monday, May 19, 2008 or as soon thereafter as practicable.

I hereby acknowledge the following:

•

that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

that the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	that the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 15, 2008

Please notify the undersigned of the effectiveness of the Registration Statement by a telephone call to (212) 381-7645, and please also confirm such effectiveness in writing delivered by mail to the address above or by facsimile to (212) 832-0357.

Very truly yours,

JER Investors Trust Inc.

By:     /s/ Jeffrey L. Cirillo

Name: Jeffrey L. Cirillo

Title:   Assistant Secretary

cc:	David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP